UNITED STATES                 -------------------------
             SECURITIES AND EXCHANGE COMMISSION             OMB APPROVAL
                   Washington, D.C. 20549             -------------------------
                                                      OMB Number:    3235-0058
                         FORM 12b-25

                NOTIFICATION OF LATE FILING           Expires:  March 31, 2006
                                                      Estimated average burden
                                                      hours per response..2.50
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                                                          SEC FILE NUMBER
                                                              0-50119
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                                                            CUSIP NUMBER

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(Check One) [_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q [_] Form
            10-D [_] Form N-SAR [_] Form N-CSR

            For Period Ended: March 31, 2005

            [_] Transition Report on Form 10-K

            [_] Transition Report on Form 20-F

            [_] Transition Report on Form 11-K

            [_] Transition Report on Form 10-Q

            [_] Transition Report on Form N-SAR

            For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


IMAGE INNOVATIONS HOLDINGS INC.
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Full Name of Registrant

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Former Name if Applicable

432 PARK AVENUE SOUTH
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Address of Principal Executive Office (Street and Number)

NEW YORK, NY 10022
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City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    | (a)   The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
[X] | (b)   The subject annual report, semi-annual report, transition report on
    |       Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
    |       portion thereof, will be filed on or before the 15th calendar day
    |       following the prescribed due date; or the subject quarterly report
    |       or transition report on Form 10-Q or subject distribution report on
    |       Form 10-D, or portion thereof, will be filed on or before the fifth
    |       calendar day following the prescribed due date; and
    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 by the prescribed filing deadline without unreasonable effort or expense. The principal cause of the delay is attributable to the Registrant's present limited personnel, which has resulted in the inability of management to fully review the Registrant's financial information and timely prepare the management discussion and analysis required by Form 10-QSB. Management has devoted, and continues to devote, significant time, effort and expense in connection with the preparation of the Registrant's Form 10-QSB for the quarter ended March 31, 2005 and expects that the report will be filed by May 23, 2005.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Derick Sinclair              (518)               589-0226
      --------------------------------   -----------   -------------------------
                  (Name)                 (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [_] No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [_] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant anticipates that a significant change in its results of operations from the quarter ended March 31, 2004 will be reflected in the consolidated statements of operations to be included in its Form 10-QSB for the period ended March 31, 2005. Specifically, revenue for the period ended March 31, 2004 was $180,968 as compared with revenue for the period ended March 31, 2005, which is anticipated to be approximately $464,502. This increase in revenue is principally the result of the expansion of the Registrant's business operations. The Registrant formed its Image Innovations Sports & Entertainment Inc. subsidiary in January 2004 but did not begin operations until early March 2004 following that division's asset acquisition in March 2004 of MDK Sports & Entertainment Inc.'s celebrity memorabilia inventory. Although the Registrant's gross profit improved, the Registrant's overhead also increased such that the net loss for the quarter ended March 31, 2005 is anticipated to be approximately $579,000.

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

                         IMAGE INNOVATIONS HOLDINGS INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 16, 2005                              By: /s/ Derick Sinclair
                                                   ------------------------
                                                   Derick Sinclair
                                                   Chief Financial Officer